Origin Agritech Limited
No. 21 Sheng Ming Yuan Road
Changping District
Beijing 102206
China

July 29, 2009

Filed via EDGAR

United States Securities and Exchange Commission
Mail Stop #3561
100 F. Street, NE
Washington, DC 20549

Attention:	John Reynolds, Assistant Director

Re:	Origin Agritech Limited
Form 20-F for Fiscal Year Ended September 30, 2008
Filed April 3, 2009
File No.  000-51576

Dear Sirs:

We are responding to your comments by letter dated July 10, 2009, sent to Origin Agritech Limited (“Company”) concerning the above referenced Form 20-F.  We have repeated the staff comments for your convenience, with a written response set forth thereafter.

Form 20-F for Fiscal Year Ended September 20, 2008

Item 15 – Controls and Procedures, page 117

(c) Changes in internal control over financial reporting, page 120

1.
We note the disclosure that there were no changes to your internal control over financial reporting during the year ended September 30, 2008, other than the remediation of your material weakness identified in 2007 with respect to your derivative accounting.  Please expand your disclosure to describe those changes in internal control over financial reporting that resulted in a remediation of the 2007 material weakness with respect to your derivative accounting.

Response:  Our company shifted key personnel to address the weaknesses evident in derivative accounting.  The department was reorganized and appropriate individuals were given the responsibility to review higher level functions.  As a result, we remediated the weakness in 2008.  The changes in internal control that prompted the remediation was made in the prior filing of the Company on Form 20-F.  If an amendment to the Form 20-F is required for another purpose, we will amend our 20-F filing to expand your disclosure to describe those changes in internal control over financial reporting that resulted in a remediation of the 2007 material weakness with respect to your derivative accounting.

Note 13. Borrowings, page F-29

Note 13. Convertible Notes, page F-30

2.
We note the disclosure that on July 28, 2008, you entered into your first notes repurchase agreement with Citadel to repurchase the principal amount of $18.7 million of your guaranteed senior secured convertible notes for a total repurchase price of $20.0 million.  Furthermore, you indicate that the repurchase price plus the fair value of the redemption features in excess of the carrying value of the debt resulted in a premium which is amortized using the effective interest method over the remaining term of the notes.  Please tell us how you considered paragraph 21 of APB 26 with respect to the timing of the loss on extinguishment.

Response:

We considered EITF 96-19 as relevant to our specific case, and subsequently APB26 or EITF 00-27, depending on the outcome of our evaluation of EITF 96-19.

As a first step, we determined if the change in the terms of the note should be deemed a modification or extinguishment of debts under EITF 96-19.  The Company compared the cash flows of the original agreement to the new agreement terms to determine if a significant difference exists (greater than 10% change in cash flows).  The method in applying the 10% test used is the gross method.

CASH FLOWS FROM CONVERTIBLE DEBT EVALUATION

		Traunch 1	Traunch 2
PRINCIPLE (in millions)	$40.0	$26.0	$21.3
TERM (years)	5

GROSS METHOD
		Jul-08	Dec-08	2009	2010	2011	2012
OUTFLOWS
PRINCIPLE PAYMENTS		$14.0	$5.0				$44.74
INTEREST PAYMENTS		$1.03	$0.13	$0.21	$0.21	$0.21	$0.21
EFFECTIVE INTEREST RATE	16.00%	$15.03	$3.69	$0.18	$0.16	$0.14	$24.83

CASH FLOW		$44.02
% Difference

CASH FLOWS FROM CONVERTIBLE DEBT EVALUATION

PRINCIPLE (in millions)	$40.0
TERM (years)	5

GROSS METHOD
		2008	2009	2010	2011	2012
OUTFLOWS
PRINCIPLE PAYMENTS						$84.01
INTEREST PAYMENTS		$0.40	$0.40	$0.40	$0.40	$0.40
EFFECTIVE INTEREST RATE	16.00%	$0.37	$0.34	$0.30	$0.26	$46.62

CASH FLOW		$47.89
% Difference		8.08%

Conclusion: Should be accounted for as modification as there is less than 10% change in cash flows

According to the above gross method, there existed a lesser than 10% change in cash flows, and thus we considered this as such accordingly. As a result, APB 26 does not apply as it is not an extinguishment of debt. According to EITF 96-19, such loss is a premium on repurchase of the debt and amortized over the remaining life of the note.

Exhibits

3.	Please file the notes repurchase agreements with Citadel, or explain why these agreements are not required to be filed.

Response:  The amendments to the notes repurchase agreements were not filed within the Form 20-F because they were previously filed with the SEC.  Therefore, they are already included in the Company public filings.  The filings of the amendments were made on July 28, 2008 and February 12, 2009.  The description was updated in the Form 20-F to reflect the status of the agreements. If an amendment to the Form 20-F is required for another purpose, we will amend the exhibit index to incorporate by reference the two amendments to the note repurchase agreements from the prior filings of the Company made on July 28, 2008 and February 12, 2009.

In preparing the response on comment # 2, the Company has sought and obtained comments from its external independent auditors, BDO Limited (Hong Kong). The BDO Seidman LLP US Gatekeeper for the 20-F filing is Wendy Hambleton, phone number 312-616-4657.

In connection with responding to the Staff comments, the company acknowledges that:

•      the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•      staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•      the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities law of the United States.

Sincerely,

/s/ Irving Kau
Irving Kau,
Vice President of Finance

cc:	Yoland Guobadia
       Ryan Milne
       Louis Rambo